 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_______________________

SCHEDULE TO
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
___________________

LANDMARK APARTMENT TRUST OF AMERICA, INC.
(Name of Subject Company)

MACKENZIE REALTY CAPITAL, INC.
(Bidder)
SHARES OF COMMON STOCK
(Title of Class of Securities)

None or unknown
(CUSIP Number of Class of Securities)
_______________________
Copy to:
Christine Simpson	Chip Patterson, Esq.
MacKenzie Capital Management, LP	MacKenzie Capital Management, LP
1640 School Street	1640 School Street
Moraga, California 94556	Moraga, California 94556
(925) 631-9100 ext. 1024	(925) 631-9100 ext. 1006

(Name, Address, and Telephone Number of
Person Authorized to Receive Notices and
Communications on Behalf of Bidder)

Calculation of Filing Fee

	Transaction	Amount of
	Valuation*	Filing Fee

	$5,395,000	$694.88
*	For purposes of calculating the filing fee only. Assumes the purchase of 1,300,000 Units at a purchase price equal to $4.15 per Unit in cash.

[ ]
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Form or Registration Number:
Filing Party:
Date Filed:

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]	third party tender offer subject to Rule 14d-1.
[ ]	issuer tender offer subject to Rule 13e-4.
[ ]	going private transaction subject to Rule 13e-3
[ ]	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

[ ]	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
[ ]	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

TENDER OFFER

This Tender Offer Statement on Schedule TO relates to the offer (the “Offer”) by MacKenzie Realty Capital, Inc. (the “Purchaser”) to purchase up to 1,300,000 shares of common stock (the “Shares”)  in Landmark Apartment Trust of America, Inc. (the “Corporation”), the subject company, at a purchase price equal to $4.15 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase (the “Offer to Purchase”) dated October 3, 2014 (the “Offer Date”) and the related Assignment Form, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively.  Any dividends declared after November 21, 2014, or such other date to which this Offer may be extended (the “Expiration Date”), by the terms of the Offer and as set forth in the Assignment Form, would be assigned by tendering Shareholders to the Purchaser.

Tender of Shares will include the tender of any and all securities into which the Shares may be converted and any securities distributed with respect to the Shares from and after the Offer Date.  Purchaser are entitled to all proceeds that are paid on or after the Expiration Date from or as a result of any claim, litigation, class or derivative action brought by or for the benefit of the tendering Shareholders with respect to the transferred Shares, regardless of when the claims asserted and such action accrued.

The Corporation had 6,238 holders of record owning an aggregate of 25,553,744 Shares as of March 20, 2014 and August 8, 2014, according to its Annual Report on Form 10-K for the fiscal year ending December 31, 2013 and the Quarterly Report on Form 10-Q for the quarter ending June 30, 2014.  The Purchaser and its affiliates currently beneficially own 121,564.4 Shares, or 0.48% of the outstanding Shares.  The 1,300,000 Shares subject to the Offer constitute 5.09% of the outstanding Shares.  Consummation of the Offer, if all Shares sought are tendered, would require payment by the Purchaser of up to $5,395,000 in aggregate purchase price, which the Purchaser intends to fund out of its current working capital.

The address of the Corporation’s principal executive offices is 3505 E. Frontage Road, Ste 150, Tampa, Florida, 33607, and its phone number is (813) 281-2907.

The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Statement.

Item 12.                      Exhibits.

(a)(1)	Offer to Purchase dated October 3, 2014

(a)(2)	Assignment Form

(a)(3)	Form of Letter to Shareholders dated October 3, 2014
(a)(4)	Form of advertisement in Investor’s Business Daily
(b)- (h)	Not applicable.

Item 13.                      Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:           October 3, 2014

MacKenzie Realty Capital, Inc.

By: /s/ Chip Patterson
Chip Patterson, Secretary